Filed pursuant to Rule 433
Registration No. 333-160966
Dated August 17, 2009
FINAL TERM SHEET
4.500% Senior Notes Due 2019

Issuer:	Baxter International Inc.

Ratings:	A3 / A+ / A (stable outlook / positive outlook / stable outlook)

Format:	SEC Registered

Ranking:	Senior Notes

Offering Size:	$500,000,000

Trade Date:	August 17, 2009

Settlement Date:	August 20, 2009 (T+3)

Maturity:	August 15, 2019

Interest Payment Dates:	Semi-annually on each February 15th and August 15th

First Pay Date:	February 15, 2010

Treasury Benchmark:	3.625% due 08/15/2019

Benchmark (Price / Yield):	101-3+ / 3.492%

Spread to UST:	+105 bps

Re-offer Yield to Maturity:	4.542%

Coupon:	4.500%

Issue Price:	99.666%

Day Count Basis:	30 / 360

Optional Redemption:	Make Whole + 20 bps

Minimum Denomination:	$2,000 x $1,000

CUSIP / ISIN:	071813 BA6 / US071813BA62

Bookrunners:	Banc of America Securities LLC J.P. Morgan Securities Inc. RBS Securities Inc.
Co-manager:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. UBS Securities LLC
     Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it. In the case of Banc of America Securities LLC, you may request the prospectus by calling 1-800-294-1322; in the case of J.P. Morgan Securities Inc., you may request the prospectus by calling 1-212-834-4533; in the case of RBS Securities Inc., you may request the prospectus by calling 1-866-884-2071.